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                                                                       EXHIBIT G

                   [AMERIDATA TECHNOLOGIES, INC. LETTERHEAD]

                                  May 24, 1996

Dear Stockholder:

     On behalf of the Board of Directors of AmeriData Technologies, Inc., I am pleased to inform you that on May 20, 1996, AmeriData Technologies, Inc. entered into an Agreement and Plan of Merger with General Electric Capital Corporation ('Parent') and GAC Acquisition I Corp., an indirect wholly-owned subsidiary of Parent ('Purchaser'), pursuant to which Purchaser has commenced today a tender offer to purchase all of the outstanding shares (the "Shares") of AmeriData Technologies, Inc.'s common stock at $16.00 per share in cash (the 'Offer'). The tender offer is currently scheduled to expire at 12:00 a.m. midnight, New York City time, on Friday, June 21, 1996.

     Following the successful completion of the Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into AmeriData Technologies, Inc. (the 'Merger'), and all shares not purchased pursuant to the Offer will be converted into the right to receive in cash $16.00 per share or such higher price as may be offered pursuant to the Offer, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF AMERIDATA TECHNOLOGIES, INC. STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AMERIDATA TECHNOLOGIES, INC. STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF AMERIDATA TECHNOLOGIES, INC. COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Alex. Brown & Sons Incorporated ('Alex. Brown'), that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The enclosed
Schedule 14D-9 describes the Board's decision and contains other important financial information relating to that decision. I urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9 and Alex. Brown's fairness opinion, is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering the shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I, personally, along with the entire Board of Directors, management and employees of AmeriData Technologies, Inc., thank you for the support you have given AmeriData Technologies, Inc.

                                          Sincerely,

                                          Gerald A. Poch
                                          Co-Chairman and Co-President